Exhibit (p)(iii)

CODE OF ETHICS

Scope and Purpose

This Code of Ethics (the “Code”) applies to:

•                  All officers, directors and employees of Schroder Investment Management North America Limited (“SIM NA”), and all persons employed by any subsidiary of Schroders plc (“Schroders”), who are Access Persons (as defined below) of any US registered investment company managed by SIM NA or its affiliates (“Reportable Funds”).

Set forth below is the Code as required by Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”), Section 204A of, and, Rule 204-2(a)(12) under, the Advisers Act, Rule 17j-1 under the Investment Company Act of 1940 (the “Investment Company Act”),and Section 20A of the Securities Exchange Act of 1934 (the “Exchange Act”).

The objective of the Code is to ensure that all business dealings and securities transactions undertaken by Access Persons, whether for clients or for personal purposes, are subject to the highest ethical standards.  Incorporated within the Code are (i) an Insider Trading Policy, and (ii) a Personal Securities Transactions Policy, which contain procedures that must be followed by all personnel.

The Code contains additional restrictions and requirements for Access Persons (as defined below), including all portfolio managers who, in connection with their duties, are aware of securities under consideration for purchase or sale on behalf of clients.  These restrictions are designed to prevent any conflict or the appearance of any conflict of interest between trading for their personal accounts and securities transactions initiated or recommended for clients.

Statement of Policies

FIDUCIARY RESPONSIBILITY UNDER THE ADVISERS ACT

The basic precept of the Advisers Act is that an adviser has a fiduciary responsibility to its client.  While this fiduciary duty is not specifically set forth in the Advisers Act, the Supreme Court has interpreted the Advisers Act’s anti-fraud provisions as including this duty.  This obligation is meant to eliminate conflicts of interest and potential conflicts of interest and to prevent an adviser from exploiting its client’s trust.  Under this fiduciary obligation, an adviser must be careful to avoid any conscious or subconscious rendering of advice or engage in any activity which is not in the best interest of its client.  By eliminating conflicts or potential conflicts of interest, or by fully disclosing such conflict or potential conflict, it is anticipated that the adviser will be better able to provide disinterested advice.  Where the advice rendered is not disinterested, the fiduciary relationship may be breached, even if the client suffers no loss.

It is SIM NA’s policy to support and encourage an environment where all employees are sensitive to the obligations of the adviser and all clients are treated with the utmost consideration for what is in their best interests.  All communications with clients must be accurate and made in a timely manner.  All material information must be fully and clearly disclosed.

Compliance policies and procedures have been adopted by SIM NA in order to meet all legal obligations to our clients, particularly those arising under the federal securities laws and ERISA.  Procedures have been instituted to mitigate or obviate actual or potential conflicts of interest.  These conflicts may arise in situations where client relationships may tempt preferential treatment, e.g., where account size or fee structure would make it more beneficial for the adviser to allocate certain trades to a client.  Conflicts of interest may also arise in connection with securities transactions by

May 2012

employees of the adviser, especially those employees who are aware of actual transactions or client holdings or transactions under consideration for clients.   Portfolio managers are discouraged from “portfolio pumping” and “window dressing,” two practices which would mislead investors as to a fund’s performance or the stock selection ability of its managers.

SIM NA has adopted procedures that require: (i) disclosure of certain information to clients; (ii) obtaining client consent; or (iii) prohibiting or restricting certain actions or activities.

SIM NA adheres to Group Compliance policies, including the Group Gifts and Entertainment Policy that prohibits employees from giving or receiving gifts and entertainment that are excessive in nature.  We take steps to reasonably ensure that we do not offer, give, solicit or accept any gift if it is likely to conflict to a material extent with any duty we owe to our clients or any duty which such recipient firm owes to its customers.

Should an employee become aware of any conduct which the employee believes may constitute a violation of this Code, the law, or any SIM NA policy, such employee must promptly report such conduct to the UK Head of Compliance or the Chief Compliance Officer or their designee.  All information about potential or suspected violations reported to the UK Head of Compliance or the Chief Compliance Officer will be investigated and the identity of the reporting person will be kept confidential.  SIM NA’s policy prohibits any retaliatory action against a reporting person, including discharge, demotion, suspension, threats or harassment.

Statement of Policies

(a)                                 Confidentiality

Personnel are expected to honour the confidential nature of company and client affairs.  Information designated as confidential should not be communicated outside of Schroders other than to advisers consulted on a confidential basis, and should only be communicated within Schroders on a “need to know” basis or as otherwise authorised by management in conformity with the Code.

Personnel must also avoid making unnecessary disclosure of any internal information concerning Schroders and its business relationships and must use such information in a prudent and proper manner in the best interests of Schroders and its clients.

(b)                                 Level of Care

Personnel are expected to represent the interests of Schroders and its clients in an ethical manner and to exercise due skill, care, prudence and diligence in all business dealings.  This includes, but is not limited to, compliance with all applicable regulations and laws, and avoidance of illegal activities and other conduct specifically prohibited to its personnel by the respective policies of any of Schroder Group companies in relation to which a person is a director, officer or employee.

(c)                                  Fiduciary Duties

All personnel have fiduciary duties:

(i)                                     at all times to place the interests of their clients before their own and not to take inappropriate advantage of their position; and

(ii)           to conduct themselves in a manner which will avoid any actual or potential conflict of interest or any abuse of a position of trust and responsibility.

(d)                                 Requirements

(i)                                     All supervised persons, to wit, all officers, directors and employees of SIM NA who are subject to the supervision and control of SIM NA, are required to comply with all federal securities laws applicable to SIM NA’s business.

(ii)           Personnel are required to comply with the Insider Trading Policy and Personal Securities Transactions Policy incorporated herein.

Personnel are prohibited from serving on the board of directors of any publicly listed or traded company or of any company whose securities are held in any client portfolio, except with the prior authorisation of the Chairman or Chief Executive of SIM NA or, in their absence, the UK Head of Compliance or the Chief Compliance Officer.  Such authorisation will be based upon a determination that the board service would be consistent with the interests of Schroders’ clients.  If permission to serve as a director is given, the company will be placed permanently on the Stop List.  Transactions in that company’s securities for client and personal securities accounts will only be authorised when certification has been obtained from that company’s Secretary or similar officer that its directors are not in possession of material price sensitive information with respect to its securities.

Human Resources Department and Compliance Responsibilities

Group Compliance will inform Human Resources when an individual becomes subject to the Code.  Human Resources Department is responsible for ensuring that a copy of the Code is delivered to the individual.  As a condition of continuing employment, each employee is required to acknowledge in writing receipt of a copy of the Code and that he or she has understood the obligations and responsibilities thereunder and on an annual basis to certify compliance with it on the form provided.

US Compliance Department, with the assistance of Group Compliance, is responsible for maintaining the records and filings required under the Code and making appropriate reports to the Boards of all funds managed by a SIM NA in compliance with Rule 17j-1 under the Investment Company Act.

All questions about an individual’s responsibilities and obligations under the Code of Ethics should be referred to the UK Head of Compliance or the Chief Compliance Officer or their designee.

(i) INSIDER TRADING POLICY

The Scope and Purpose of the Policy

It is a violation of United States federal law and a serious breach of Schroders’ policies for any employee to trade in, or recommend trading in, the securities of a company, either for his/her personal gain or on behalf of the firm or its clients or to a third party, while in possession of material, non-public information (“inside information”) which may come into his/her possession either in the course of performing his/her duties, or through personal contacts.  Such violations could subject you, Schroders, and our parent organisations, to significant civil as well as criminal liability, including the imposition of monetary penalties, and could also result in irreparable harm to the reputation of Schroders.  Tippees (i.e., persons who receive material, non-public information) also may be held liable if they trade or pass along such information to others.

Further, it is a violation of anti-fraud provisions of the Advisers Act for employees who are or become aware of transactions being considered for clients or are aware of the portfolio holdings in the reportable funds to which SIM NA (or an affiliate) acts an adviser to disclose such information to a party who has “no need to know” or to trade on such information for personal gain by, among other things, front-running or market timing.

The US Insider Trading and Securities Fraud Enforcement Act of 1988 (“ITSFEA”) requires all broker-dealers and investment advisers to establish and enforce written policies and procedures reasonably designed to prevent misuse of material, non-public information.  Although ITSFEA itself does not define “insider trading”, the US Supreme Court has previously characterised it as the purchase or sale of securities (which include debt instruments and put and call options) while in possession of information which is both material and non-public, i.e., information not available to the general public about the securities or related securities, the issuer and in some cases the markets for the securities.  The provisions of ITSFEA apply both to trading while in possession of such information and to communicating such information to others who might trade on it improperly.

Materiality

Inside information is generally understood as material information about an issuer of publicly-traded securities that has not been made known to either the professional investment community or to the public at large.  Inside information is material if it would be likely to have an effect on the price of the issuer’s securities or if a reasonable investor would be likely to consider it important in making his/her investment decision.  Such information usually originates from the issuer itself and could include, among other things, knowledge of a company’s earnings or dividends, a significant change in the value of assets, changes in key personnel or plans for a merger or acquisition.

For example, a portfolio manager may receive information about an issuer’s earnings or a new product in a private communication with the issuer.  Such information is usually considered material and is generally inside information because it has not been effectively disseminated to the public at large.  As a general rule, any information received from an issuer that has not been made public in a press release or a public filing will be considered inside information.  Upon learning the information, the employee may not purchase or sell securities of the issuer for him/herself or for any account under management until the information is effectively disseminated to the public.

If an employee has received information regarding an issuer and he/she believes that the information given has not been given in breach of fiduciary duties, then that person may retain and act upon the information.

Market information that emanates from outside the corporation but affects the market price of an issuer’s securities can also be inside information.  For example, inside information can also originate within Schroders itself.  This would include knowledge of activities or plans of an affiliate, or knowledge of securities transactions that are being considered or executed by SIM NA itself on behalf of clients.  Inside information can also be obtained from knowledge about a client that an employee has discovered in his/her dealings with that client. Inside information pertaining to a particular issuer could also involve information about another company that has a material relationship to the issuer, such as a major supplier’s decision to increase its prices.  Moreover, non-public information relating to portfolio holdings in a Reportable Fund can be used to market-time or engage in other activities that are detrimental to the Reporting Fund and its shareholders.

In addition, Rule 14e-3 under the Exchange Act makes it unlawful to buy or sell securities while in possession of material information relating to a tender offer, if the person buying or selling the securities knows or has reason to know that the information is non-public and has been acquired, directly or indirectly from the person making or planning to make the tender offer, from the target company, or from any officer, director, partner or employee or other person acting on behalf of either the bidder or the target company.  This rule prohibits not only trading, but also the communication of material, non-public information relating to a tender offer to another person in circumstances under which it is reasonably foreseeable that the communication will result in a trade by someone in possession of the material, non-public information.

Procedures and Responsibilities of Employees

If you have any reason to suspect that information you hold on a company may be inside information, you should ensure that the company is immediately placed on the Stop List.  To request that a company is placed on the Stop List, you should use the dedicated e-mail address “+SI – SIM Stop List”.  A similar notification should be sent to remove the security from the Stop List as soon as the information you hold ceases to be of an ‘inside’ nature. It is important that you do not deal in the securities of the company concerned.  Additionally, you should not pass on the information to anyone else except where this is a necessary part of your duties and you are satisfied that the other person understands the sensitive nature of the information and its consequences. If you have any questions or you are unsure whether the information you hold is of an inside nature, please contact Group Compliance.

Personnel who are aware of the portfolio holdings in Reportable Funds because of their responsibilities within SIM NA are precluded from disclosing such information to others within SIM NA and Schroders who do not have a “need to know.”

Personnel who are aware of the portfolio holdings in Reportable Funds because of their responsibilities within SIM NA are precluded from disclosing such information to others outside of SIM NA or Schroders except as required to fulfill their work-related responsibilities. Disclosure of the portfolio holdings of Reportable Funds shall only be made in compliance with such Funds’ portfolio holdings disclosure policy.

Penalties

Penalties for trading on or communicating material, non-public information are severe, both for the individuals involved in such unlawful conduct and their employers.  Under US law, a person can be subject to some or all of the penalties below, even if s/he does not personally benefit from the violation. Penalties include:

1)             civil injunctions;

2)             disgorgement of profits;

3)             treble damages — fines for the access person who committed the violation, of up to 3 times the profit gained or loss avoided, whether or not the person actually benefited;

4)             fines for the employer or other controlling person of up to the greater of $1,000,000, or 3 times the profit gained or loss avoided; and

5)             jail sentences.

Special Provisions for Trading in the Securities of Schroders plc

Special restrictions apply to dealing in the securities of Schroders plc because staff, by virtue of their employment, may be deemed to have Inside Information:

1.                                      Securities of Schroders plc should not be purchased for any client account without the permission of that client, and then only if permitted by applicable law.

2.                                      Personal securities transactions in the securities of Schroders plc are subject to blackout periods and other restrictions which are outlined in the Group Personal Account Dealing Policy.

(ii) PERSONAL SECURITIES TRANSACTIONS

POLICY

INTRODUCTION

All Access Persons defined below are subject to the restrictions contained in this Personal Securities Transactions Policy with respect to their securities transactions.

The Personal Securities Transactions (“PST”) Policy consists of:

a.              The Group Personal Account Dealing Policy,

b.              Additional Requirements.

a.              THE GROUP PERSONAL ACCOUNT DEALING POLICY

Please refer to Appendix 1 for the Group Personal Account Dealing Policy.  Access Persons defined below will, therefore, fall into the categories of High Risk or Ordinary Risk staff as described in the Group Personal Account Dealing Policy for the purposes of that policy.

b. ADDITIONAL REQUIREMENTS

This section includes the following:

•                  definitions of persons covered by this PST Policy,

•                  securities covered by this PST Policy (“Covered Securities”),

•                  accounts covered by this PST Policy (“Covered Accounts”),

•                  further information on pre-clearance, including Initial Public Offerings (“IPOs”) and limited offerings,

•                  all other Access Persons,

•                  reports required by this PST Policy and

•                  compliance with this PST Policy.

Definitions of persons covered by this PST Policy

Access Person means any director or officer of SIM NA, and any employee who is an Advisory Person or any employee who has access to nonpublic information regarding any clients’ purchase or sale of securities or nonpublic information regarding the portfolio holdings of any Reportable Fund.  However, with the exception of directors, the chief compliance officer and portfolio managers of SIM NA, the definition of an Access Person excludes persons who are employed by any subsidiary of Schroders whose services are provided under a delegation agreement for services with SIM NA.  These persons are subject to that subsidiary’s own internal ethical policies, including on personal account dealing.

Advisory Person is any employee of SIM NA or its affiliates who, in connection with his/her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Covered Security (as defined below) on behalf of any US advisory client managed by SIM NA or information regarding securities under consideration for purchase or sale on behalf of such clients or whose functions relate to the making of any recommendations with respect to such purchases or sales.

Securities covered by this PST Policy (“Covered Securities”)

Securities, such as stocks, bonds and options, are covered by this PST Policy.  The same limitations pertain to transactions in a security related to a Covered Security, such as an option to purchase or sell a Covered Security and any security convertible into or exchangeable for a Covered Security.

Shares of any UK authorised unit trust, recognised funds and OEICS and any debt security directly guaranteed by any OECD member Government are Covered Securities.  However, their purchase and sale do not have to be pre-cleared but transactions and holdings, as appropriate, must be reported.

The reports (i.e. Initial Declaration, Quarterly Reports and Annual Reports) required by this PST Policy which are additional to those required within the Group Personal Account Dealing Policy do not need to include:

•                  shares or units in any open-end US registered investment company (mutual fund or unit investment trust), ie: including US Exchange Traded Funds (“ETFs”), SPDRs, etc., other than Reportable Funds

•                  shares issued by money market funds

•                  spot and forward foreign exchange

•                  physical commodity

•                  shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds

•                  securities which are direct obligations of the U.S. Government (i.e., Treasuries)

•                  bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments(1)

Accounts covered by this PST Policy (“Covered Accounts”)

An account covered by this PST Policy is an account in which Covered Securities are owned by you or an account in which you own a beneficial interest (except where you have no influence or control).  This includes all accounts that hold direct investments in securities irrespective of the account’s purpose, eg single company PEP/ISA, discretionary managed account, etc.  Under the PST Policy, accounts held by your spouse (including his/her retirement accounts), minor children and other members of your immediate family (children, stepchildren, grandchildren, parents, step parents, grandparents, siblings, in-laws and adoptive relationships) who share your household are also considered your accounts. In addition, accounts maintained by your domestic partner (an unrelated adult with whom you share your home and contribute to each other’s support) are considered your accounts under this PST Policy.

If you are in any doubt as to whether an account falls within this definition of Covered Account, please see Group Compliance.  Further, if you believe that there is a reason that you are unable to comply with the PST Policy, for example, your spouse works for another regulated firm, you may seek a waiver from Group Compliance.

(1)  High quality short-term debt instruments means any instrument having a maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognised Statistical Rating Organisation, or which is unrated but is of comparable quality.

Further information on pre-clearance, including Initial Public Offerings (“IPOs”) and limited offerings

All London-based personnel are required to comply with the requirements of the Group Personal Account Dealing Policy, in Appendix 1.

US Regulations under the Company Act of 1940 (Rule 17j-1(e)) and under the Advisers Act of 1940 (204A-1) require Access Persons to obtain approval before they directly or indirectly acquire beneficial ownership in any security in an IPO or in a limited offering.

Thus, if you and your Connected Persons wish to purchase an IPO or a security in a limited offering (i.e. private placement), you must obtain the normal pre-clearance(s) under the Group Personal Account Dealing Policy.

If an Access Person fails to pre-clear a transaction in accordance with the Group Personal Account Dealing Policy, s/he may be monetarily penalised by disgorgement of profits or avoidance of loss.  Violations of this PST Policy will result in reprimands and could also affect the person’s employment at Schroders.

All other Access Persons

All other persons who are deemed Access Persons, wherever geographically situated, are subject to their local policies and procedures relating to personal securities transactions.  Records of such Access Persons’ personal transactions will be maintained in accordance with Rule 204-2(a)(12) under the Advisers Act and made available to representatives of the US Securities and Exchange Commission upon request.

Reports required by this PST Policy

All Access Persons are required to report their transactions in Covered Securities, which SIM NA must review, as follows:

Reports of Each Transaction in a Covered Security

•                  Access Persons are required to report to Group Compliance the following information for each transaction in a Covered Security:

•                  name of security

•                  exchange ticker symbol or CUSIP

•                  nature of transaction (purchase, sale, etc.)

•                  number of shares/units or principal amount

•                  price of transaction

•                  date of trade

•                  name of broker

•                  the date the Access Person submitted the report

The reporting obligation may be discharged by brokers/agents sending copies of contract notes/confirmations for all transactions to Group Compliance.  If direct confirmations cannot be provided by brokers/agents, the member of staff must provide copies within five days of a transaction.

Initial Declaration

No later than 10 days after being advised that they are subject to the Code, each Access Person must provide Group Compliance with a list of each Covered Security s/he owns (as defined above).  The information provided, which must be current as of a date no more than 45 days prior to the date such person became an Access Person,  must include the title of the security, exchange ticker symbol or CUSIP, number of shares owned (for equities), and principal amount (for debt securities). The Access

Person must also provide information, which must include the name of the broker, dealer or bank with whom the employee maintains an account in which any securities are held for the direct or indirect benefit of the employee (“Covered Accounts”). The report must be signed (or emailed) by the employee and the date of submission noted thereon.

Quarterly Reports

•                  No later than 30 days after the end of each calendar quarter, each Access Person must provide Group Compliance with a report of all transactions in Covered Securities in the quarter, including the name of the Covered Security, the exchange ticker symbol or CUSIP, the number of shares and principal amount, whether it was a buy or sell, the price and the name of the broker through whom effected. Report of any new Covered Accounts established during the quarter, including the name of the broker/dealer and the date the Covered Account was established, must also be made.  The report must be signed (or emailed) by the employee and the date of submission noted thereon.

Transactions in shares of the Schroder Funds and Reportable Funds must be reported.

Annual Reports

•                  Within 45 days after the end of the calendar year, each Access Person must report all his/her holdings in Covered Securities as at December 31, including the title, the exchange ticker symbol or CUSIP, number of shares and principal amount of each Covered Security the employee owns (as defined above) and the names of all Covered Accounts.  The report must be signed (or emailed) by the employee and the date of submission noted thereon.

The information on personal securities transactions received and recorded will be deemed to satisfy the obligations contained in Rule 204A-1 under the Advisers Act and Rule17j-1 under the Investment Company Act.  Such reports may, where appropriate, contain a statement to the effect that the reporting of the transaction is not to be construed as an admission that the person has any direct or indirect beneficial interest or ownership in the security.

Compliance with this PST Policy

Self-Reporting of Violations

Access Persons have an obligation to review their own trading to ensure that they have acted in compliance with the provision of this Code. To the extent that an employee determines that she or he has executed a transaction not in compliance with this Code, that employee has an obligation to report the violation to the UK Head of Compliance or the Chief Compliance Officer.

Administration of the Code

At least annually, the UK Head of Compliance or Chief Compliance Officer (or their designees) will furnish the US Chief Compliance Officer in New York, with sufficient information to enable a report to be prepared for issue to the board of the Schroder Funds and any other US registered investment companies to which SIM NA acts as adviser or sub-adviser.  The written report should:

i)               Describe any issues arising under the Code or this Policy since the last report to the board, including, but not limited to, information about material violations of the Code or this Policy and sanctions imposed in response to the material violations; and

ii)            Certify that SIM NA has adopted procedures reasonably necessary to prevent Access Persons from violating the Code or this Policy.

Adopted:                                             October 1, 1995

Amended:                                       May 15, 1996

May 1, 1997

June 12, 1998

June 2, 1999

March 14, 2000

August 14, 2001

July 25, 2003

December 9, 2003

January 26, 2005

July 15, 2010

December 23, 2010

May 1, 2012

Appendix 1

Group Personal Account Dealing Policy

Group Policy Document

March 2012

Effective 1 May 2012

Contents

1	Policy Overview	14

	1.1 Summary	14

	1.2 Introduction and overview	15

	1.3 Scope	19

	1.4 Policy Owner	20

2	Group PA dealing rules	21

	2.1 Governing principles	21

	2.2 Risk levels of Staff	22

	2.3 Stop List	23

	2.4 Dealing around client orders	23

	2.5 Dealing in equities in which the Group holds more than 10%	23

	2.6 Pre-clearance for Financial Instruments other than Schroders plc Shares and Schroder Investment Trusts	24

	2.7 Pre-clearance for Schroders plc Shares and Schroder managed listed Investment Trusts	25

	2.8 Remuneration awards - hedging	25

	2.9 Holding period	26

	2.10 Post trade confirmations	26

	2.11 Reporting of PA dealing to management	27

	2.12 Non-compliance with the PA dealing rules	27

3	Permissible investments	29

4	Local policies	33

1                      Policy Overview

1.1                     Summary

• You and your close family, or other ‘Connected Persons’ as defined (see 1.3) must comply with this PA Dealing policy in relation to PA purchases and sales of securities and certain other investment transactions as listed in the table in Section 3.

• That table sets out whether the proposed transaction is permissible, if it requires pre-clearance or post-trade reporting or both.  If in doubt, speak to Compliance.

• Most purchases and sales are subject to pre-clearance by Compliance.  Some transactions do not need pre-clearance e.g. government bonds, publicly available open-ended mutual funds and index based ETFs, FX, gold and automatic dividend reinvestments.

• Reasons why clearance may not be given include:

•                  The stock is on the Group Stop List

•                  There is current or planned client trading in the instrument

•                  The Group holds more than 10% of the capital of the stock for clients and/or itself.

•                  Most purchases and sales require post trade reporting, including government bonds, ETFs and Schroder open ended funds.  This is normally required within 7 days and you should normally make arrangements for this to be provided directly to Compliance by your broker.

•                  All securities and other investments for which pre-clearance or post trade reporting is required should be held for a minimum of 30 days.  Short term trading is discouraged in all instruments.

•                  Deferred remuneration awards based on Schroders shares may not be hedged.

•                  A decision tree summarising the pre-clearance and reporting requirements is set out on page 14.

•                  Non-Compliance with the policy is treated as a serious disciplinary matter.

•                  The document sets out the policy in full.  You are expected to pay special attention to the Governing Principles in 2.1 and to read the policy in its entirety.  If any matter is unclear, please contact Compliance.

1.2                     Introduction and overview

This document records the Group personal account dealing policy (“PA dealing rules”) for financial instruments.  It is applicable to the Group’s employees and contractors and the in-house Staff of outsourced service providers (“Staff”) and certain family members of Staff and other ‘Connected Persons’ (see 1.3 below). It aims to ensure that Staff comply with regulations on the prevention of market abuse and avoid conflicts of interest and uphold the Group’s standards of integrity. Non-compliance with the Group Policy is taken very seriously and may make Staff subject to disciplinary processes.

Conflicts of interest and confidential information

As the Group’s business involves research and investment on behalf of clients, conflicts of interest and exposure to confidential or price sensitive information can often arise or be perceived to arise. These can present significant regulatory and reputational risks both for individual Staff and for the Group when Staff make personal account transactions in instruments in respect of which the Group has confidential information, is currently dealing or which it is holding for its clients. Circumstances can be ambiguous and regulators’ sanctions and publicity for personal account transactions that are held by them not to comply with statutory or regulatory requirements or the Group’s policy can be severe and very damaging.

Staff are discouraged from excessively active trading in corporate securities and related derivatives for their personal account, given the Group and personal reputational risks involved.

Pre-clearance required

Staff are required to obtain pre-clearance from their relevant local Compliance function for their and their Connected Persons’ proposed personal account trades as specified in the table in Section 3. Government bond, publicly available open-ended mutual funds and index based ETFs, foreign exchange transactions and gold are exempt from pre-clearance. The relevant local Compliance function will undertake the necessary checks and co-ordinate any necessary internal approval request process with the Dealers and, as appropriate, Asset Class or Desk Head.

Post trade reporting required

All trades for which pre-clearance is required and certain other trades, including those in Schroders open-ended funds and ETFs as set out in the table in Section 3, including those of Connected Persons, must be reported to your relevant local Compliance function within seven calendar days, preferably directly by the Staff member’s or Connected Person’s broker.

Minimum holding period

Instruments subject to pre-clearance as set out in Section 3, government bonds and Schroder open-ended mutual funds must be held for a minimum of 30 calendar days, unless — exceptionally — a derogation is agreed with Compliance.

Stop list

Schroders maintains a Stop List which includes company securities in relation to which one or more persons in the Group may hold price sensitive information. Staff will not be permitted to trade in securities which are on the Stop List when approval to deal is sought. This will be checked by Compliance as part of the clearance procedure.

Where the Group holds more than 10%

The regulatory and reputational risks are higher when Staff hold investments in which the Group has large holdings on behalf of its clients and/or itself. For this reason, Staff are not permitted to purchase equity investments in which the Group holds more than 10% of the issued share capital of the company (excluding open-ended investment companies and closed ended Schroder managed investment trusts) on behalf of clients (including both pooled funds and segregated accounts) or on its own behalf, except where pre-emption rights are compromised, e.g. in the case of public rights issues, in which case Compliance should be consulted.

This will be checked by Compliance as part of the pre-approval procedure. Disposals of investments in which the Group holds more than 10% of a company’s share capital may be made, subject to compliance with the rest of this policy, but Staff — in particular any Investment Staff with knowledge of, or dealings with, the company or its senior management arising from their Investment responsibilities — should exercise great care in determining the appropriate timing of such disposals having regard to their knowledge of the company’s affairs and any anticipated or potential corporate events.

Proximity to client dealing

Regulatory and reputational risks are also higher when Staff dealing is undertaken in close proximity to dealing on behalf of clients. Members of Investment teams (portfolio managers, analysts and fund manager assistants) and Dealers and other ‘High Risk’ Staff (defined at 2.2 below) are therefore prohibited from buying or selling financial instruments, excluding open-ended mutual funds and index based Exchange Traded Funds, seven calendar days before or after a client transaction of which they are aware. In addition, the approval of proposed transactions by any member of Staff that exceed £20,000 are subject to checks against client orders.

Additional local regulation

In some countries and/or for some individuals, national laws and regulations may require additional procedures and/or impose further restrictions to be complied with locally.  In such circumstances, a supplementary local policy may apply.

Derogations

Requests for any other derogations from the PA dealing rules can be discussed with the Global Head of Compliance.  He will document any such derogations in writing.  You should consult your local Head of Compliance in the first instance. Derogations can be ongoing or limited to specific transactions.

All trades are subject to the Governing Principles in 2.1 below.

1.3                     Scope

The PA dealing rules apply to all Staff (as defined in 1.2 above) and to their Connected Persons.

Connected Persons

“Connected Persons” are spouses, partners, minor and other dependent children/stepchildren, any other relative who has shared the same household for at least the previous year, anyone the Staff member advises, exerts influence over, or for whose account the Staff member effects or instructs trades or any person or entity in whose trades the Staff member has a material direct or indirect interest. This may include other family members, for example, or trusts of which a member of Staff is a beneficiary and/or a trustee or an adviser.

If you are in any doubt as to whether an individual or entity is a Connected Person of yours, please discuss this with Compliance.

Independent Connected Persons

Where the spouse, partner or other Connected Person of a member of Staff manages their financial affairs wholly independently of, and without any knowledge or influence of, the member of Staff, the Staff member may request a derogation from the requirement for pre-clearance of that Connected Person’s trades in accordance with this policy. Compliance will determine whether to grant this derogation based on the circumstances, including where relevant any compliance approvals or procedures to which the Connected Person may be subject by virtue of their own employment and appropriate certification of the independence of their financial affairs management.  Any such derogation will not normally remove the obligation for the trades of that Connected Person to be reported after execution, on a basis agreed with Compliance.

Discretionary accounts

The policy restrictions do not apply where full discretion is formally delegated by a member of Staff or their Connected Persons to an unconnected third party investment manager under an arrangement notified to and acknowledged by your Local Head of Compliance.

1.4                     Policy Owner

Name:	Jonathan Jesty

Function:	Global Head of Compliance

Department:	Compliance

Telephone:	+44 20 7658 7983

Email:	Jonathan.jesty@schroders.com

Copyright

©         Copyright and all rights reserved by Schroders.  No part of this communication may be reproduced or transmitted in any form or by any means (electronic, mechanical, paper copy, recording or otherwise) without the prior written permission of Schroders.

2                      Group PA dealing rules

2.1                     Governing principles

As a global financial services firm managing investments for our clients we are required under various international financial services regulations to establish, implement and maintain adequate arrangements aimed to ensure that Staff do not enter into personal transactions, or recommend others to do so, that could amount to market abuse, criminal activity and/or breach of fiduciary duty. This includes transactions which:

•                  are based on inside information; and/or

•                  involve the misuse or improper disclosure of confidential information; and/or

•                  conflict with or are likely to conflict with an obligation of Schroders to a client.

Accordingly, all Staff must ensure when undertaking personal transactions for themselves or their Connected Persons, or when advising on influencing their Connected Persons that they do not:

•                  deal on inside, or other confidential, information, or advise or influence anyone else to do so;

•                  utilise knowledge of client trading for their own benefit;

•                  undertake transactions that would conflict with any of Schroders’ obligations to its clients;

•                  participate in excessively active trading which may interfere with their ability to discharge their employment responsibilities or may substantially increase the regulatory and reputational risks to them and to the Group;

•                  make trades that expose them to material open ended liabilities, including short selling, CFD investing, spread betting and leveraged account management without an appropriate stop-loss mechanism being put in place.

These principles also apply to Staff joining or leaving Schroders with regard to any knowledge of confidential information they may have acquired prior to joining Schroders or during their time with Schroders. In addition to the prohibitions described above, all Staff have the following obligations:

•                  review and understand the provisions of the PA dealing rules applicable to them at Group and local level;

•                  obtain any pre-clearance required under the PA dealing rules before initiating any transaction;

•                  provide to persons involved in the pre-clearance process all requested information on the proposed transaction and on the Staff member, or Connected Person;

•                  report immediately to Compliance any breach of the PA dealing rules as soon as the Staff member learns that a transaction may have breached those rules.

Additionally, trading in some financial instruments is prohibited. Permissible and prohibited investments are set out in the table in section 3 below.

2.2                     Risk levels of Staff

Staff in High Risk positions are more likely to have access to inside information and/or to client trading information and/or may undertake roles that may create a conflict of interest.  Staff in the following areas or positions are in High Risk positions:

•                  GMC members

•                  Members of Investment teams: portfolio managers, analysts and fund manager assistants

•                  Members of Dealing desks (Equity and Fixed Income) (the “Dealers”)

•                  Members of the Structured Solutions team

•                  Members of the Transitions team

•                  Members of internal control functions who have access to pre-trade information: Compliance and, in London, the Operational Risk team (Investment)

•                  Members of the Investment and Relationship Management teams, and others whose role involves investment management , advice or order execution in the Private Banks

•                  Any other Staff who are US Access Persons

All other positions that, in the normal course of their day to day responsibilities, have no access to inside information and/or to client trades information are Ordinary Risk positions.

2.3                     Stop List

Schroders maintains a “Stop List” of financial instruments that cannot be purchased/sold, normally because an employee of the Group is in possession of potentially price-sensitive confidential information. Dealing in financial instruments that are on the Stop List is prohibited.  The relevant local Compliance function for the Staff member initiating the trade will check all trades which require pre-clearance against the Stop List.  Unless otherwise provided by local rules or in the pre-clearance issued for particular trades, clearances will be valid until the end of the business day following the approval and PA dealing may only take place in that time frame.  For the avoidance of doubt, this applies to all proposed personal transactions of a type which require pre-clearance, irrespective of the size of the transactions.

2.4                     Dealing around client orders

High Risk Staff are prohibited from buying or selling financial instruments, to the extent indicated in Section 3 (transactions required to be checked in relation to client trades with Compliance), seven calendar days before or after a client transaction of which they are aware.

As it is sometimes difficult for a High Risk member of Staff to find a clear window for a personal account trade for frequently traded stocks, the ‘seven calendar day rule’ will not apply where the trade is a Small Transaction as defined in section 2.6.

If Staff are unsure about a situation or wish to discuss a potential transaction, they should contact Compliance for advice.

2.5                     Dealing in equities in which the Group holds more than 10%

Staff are not permitted to purchase equity or equity linked investments in companies (other than Schroders managed closed ended Investment Trusts) in which Schroders holds more than 10% of the issued share capital of the company on behalf of its clients (whether pooled funds or segregated clients) and on behalf of the Group in aggregate. This is because the regulatory and reputational risks are considered higher when the Group has a large shareholding and may be more likely to be in possession of or exposed to confidential information. The list of companies to which this applies is maintained by Compliance and requests for approval will be checked against this list. You may enquire with your relevant Compliance function whether a particular security is on this list.  Any cases which may compromise pre-emption rights, such as acquisitions through a public rights issue on the same terms available to all other shareholders, can be discussed with Compliance and a derogation may be provided.

Disposals of holdings on this list which were purchased either when the Group did not hold greater than 10% or before this provision came into effect are permitted but Staff need to be particularly vigilant that they could not be regarded as holding any relevant confidential information related to the company at the time they seek to make such a disposal. Also, the restrictions around dealing around client orders set out in 2.4 above will be applied to all Staff in these circumstances and the exclusion of Small Transactions from the checking against client trades and orders set out in 2.6 below will not apply.

2.6                     Pre-clearance for Financial Instruments other than Schroders plc Shares and Schroder Investment Trusts

Pre-clearance must be obtained from Compliance for all transactions, irrespective of size, in securities and other instruments for which pre-approval is required as set out in Section 3. In general, Small Transactions are unlikely to conflict with transactions undertaken on behalf of clients.  In the absence of a local legal or regulatory requirement or market practice included in a local supplemental policy, a Small Transaction is a transaction in any one financial instrument in respect of Staff and/or any Connected Person over a rolling 30 calendar day period with an individual or collective consideration equal to or less than £20,000 or local currency equivalent (or, in the case of derivatives, the value of the underlying instrument or notional, not delta adjusted). Note that the £20,000 limit includes all transactions entered into by a member of Staff and their Connected Persons.

All transactions that are not Small Transactions i.e. are over £20,000 or equivalent, are deemed to be Large Transactions.

	Stop List and 10% Holdings test	Client trading (pending clients orders with the Dealers)	Pending or planned material orders (with the Asset Class Head)

Ordinary Risk Staff	Pre-clearance by Compliance (for all Transactions)	Pre-clearance coordination by Compliance (for Large Transactions only)	Not applicable

High Risk Staff	Pre-clearance by Compliance (for all Transactions)	Pre-clearance coordination by Compliance (for Large Transactions only)

All Staff are required to obtain e-mailed pre-clearance during local office hours from their relevant Compliance function. Permission for Large Transactions will not be granted ahead of a client order waiting to be executed. In addition, for transactions for High Risk Staff, the Asset Class Head will be asked to confirm, before permission to deal is granted, that there are no pending or planned material orders on behalf of clients which would make it inappropriate for permission to be granted, having regard to the liquidity of the stock concerned. The Compliance function in the office in which the request was made will co-ordinate the internal pre-clearance process with other Schroders offices, where needed.

Email confirmations will provide or deny clearances.  Compliance reserve the right not to give the reason for denial of clearance.  After pre-clearance has been received from Compliance, it will be valid until the end of the following business day, unless otherwise stated, and PA dealing may only take place in that timeframe. All transactions, large or small, are subject to compliance with the governing principles in section 2.1. Please refer to section 2.9 for the holding period of financial instruments.

Please also see section 3 for the application of the rules to different investment types.

2.7                     Pre-clearance for Schroders plc Shares and Schroder managed listed Investment Trusts

For all transactions in Schroders plc shares, irrespective of size, pre-clearance is required from the Group Company Secretary in accordance with the “Schroders’ Code of Practice for Staff Dealing in Schroders plc Securities”. Link to Code of Practice for Staff Dealing in Schroders plc Securities

In the case of directors of Schroders plc, clearance is also required from the Chairman of the Company (which will normally be obtained via the Company Secretary).  Email confirmations will provide or deny clearances.

For Small and Large Transactions in investment trusts that are managed by Schroders, pre-clearance is required from the Investment Trust Company Secretary through the Schroders Corporate Secretariat function (contact: John Spedding).  Email confirmations will provide or deny clearances.

2.8                     Remuneration awards - hedging

Personal hedging refers to the use of financial products to protect against or limit the risk associated with deferred remuneration awards for example, Share or Fund Awards that employees may receive as part of their performance-based remuneration under our Equity Compensation Plan, Equity Incentive Plan or Long-Term Incentive Plan.

Participants are prohibited from entering into personal hedging arrangements in relation to their restricted or unvested remuneration awards that reflect deferred compensation in shares or equivalent, as required by local regulatory requirements on compensation, whether directly or indirectly.  This includes short sales, puts, calls or other types of financial instruments (including but not limited to, variable forward contracts, equity swaps and collars) based on the value of Schroders shares, funds or other securities granted to such an employee, or held directly or indirectly by such employee as part of their performance-based remuneration.

Participants may be requested to confirm their compliance with this policy. If an employee hedges or attempts to hedge restricted or unvested Share Awards, Fund Awards or other securities in breach of this policy, the employee may be liable to disciplinary action and/or may be liable to forfeit all or part of their restricted or unvested awards.

If an employee is in any doubt as to the meaning of this policy they should seek advice from Compliance as part of the pre-clearance process.

2.9                     Holding period

Schroders discourages short-term trading.  In particular, assets specified in the table in section 3 as subject to a minimum holding period, including Schroder open-ended mutual funds, should be held for a minimum of 30 calendar days. Permission may be given by Compliance to close out positions within the holding period on an exceptional basis. Staff are encouraged to invest for the medium to long term in other open ended mutual funds, where they wish to make such investments, and not to trade in and out of them frequently.

2.10              Post trade confirmations

All Staff are required to provide their relevant local Compliance function with post trade notification of all transactions for which this requirement is specified in the Table in Section 3, by means of an independent confirmation such as copies of broker notes or account statements.

All Staff should, preferably, arrange for all their and their Connected Persons’ post trade confirmations to be forwarded to Compliance directly by their brokers/agents.  Pro forma letters to brokers are available from Compliance.  If direct confirmations cannot be provided by brokers/agents, the member of Staff must provide copies to Compliance within seven calendar days of a transaction.

2.11              Reporting of PA dealing to management

All Staff pre-clearance requests or approvals, or reports or trades executed, may be routinely or exceptionally reported to the Staff member’s line manager or other more senior members of Schroder group management within the Staff member’s business, country or functional area as part of management oversight arrangements and the Staff member for themselves and their Connected Persons, is regarded as consenting to such reporting when they submit pre-clearance requests.

2.12              Non-compliance with the PA dealing rules

In the event that any Staff or their Connected Persons are found to have breached the PA dealing rules applicable to Staff, Schroders reserves the right to insist that the member of Staff closes out any position, or requests their Connected Person to do so, and pays any profits made to charity. Schroders further reserves the right to take further sanctions against the member of Staff up to and including dismissal, or removal in the case of the in-house Staff of outsourced service providers.

Group Personal Account Dealing Policy - FlowChart

3                      Permissible investments

Subject to compliance with this Policy, the following table sets out permissible investments:

Financial instrument (including new issues)	Permissible (subject to clearance where required)?	Pre-clearance required - all Transactions required to be checked with Compliance against Stop List and, where applicable, the 10% Shareholding List and related requirements	Large Transactions also required to be checked in relation to client trades with Compliance (with Dealers and/or Asset Class Heads)	Post trade reporting by broker or Staff member to Compliance required within 7 calendar days	Required holding period of 30 calendar days (but frequent trading discouraged for all instruments)
Equity
Shares (including ADRs, GDRs and transferable rights)	Yes	Yes	Yes	Yes	Yes
Non-discretionary dividend reinvestment transactions and corporate action elections for which formal public documents are issued	Yes	No	No	No	No
Schroders plc shares	Yes	Yes (Check with Company Secretary)	Yes (Check with Company Secretary)	Yes	Yes
Debt
Government or Supra-national Bond	Yes	No	No	Yes	Yes
Corporate Bond	Yes	Yes	Yes	Yes	Yes
Convertible Bond	Yes	Yes	Yes	Yes	Yes
Structured Notes	Yes	Yes	Yes	Yes	Yes
Asset/ mortgage/ credit backed securities	Yes	Yes	Yes	Yes	Yes

Financial instrument (including new issues)	Permissible (subject to clearance where required)?	Pre-clearance required - all Transactions required to be checked with Compliance against Stop List and, where applicable, the 10% Shareholding List and related requirements	Large Transactions also required to be checked in relation to client trades with Compliance (with Dealers and/or Asset Class Heads)	Post trade reporting by broker or Staff member to Compliance required within 7 calendar days	Required holding period of 30 calendar days (but frequent trading discouraged for all instruments)

Collective investment vehicles**
Non-Schroder Open Ended Funds, authorised for distribution to the public in the Staff member’s country (UCITS funds in Europe), excluding open ended exchange traded funds	Yes	No	No	No	No
Index Based Open Ended Exchange Traded Funds	Yes	No	No	Yes	Yes
Other non-Schroder Open Ended Funds	Yes	Yes	Yes	Yes	Yes
Other Exchange Traded Funds	Yes	Yes	Yes	Yes	Yes
Schroder Open Ended Funds	Yes	No	No	Yes	Yes
Schroder Money Market Funds	Yes	No	No	No	No
Non-Schroder Closed Ended Funds (e.g. UK Investment Trusts)	Yes	Yes	Yes	Yes	Yes
Schroder Closed Ended Funds (UK Investment Trusts)	Yes	Yes	Yes (Check with Investment Trust Company Secretary)	Yes	Yes

Financial instrument (including new issues)	Permissible (subject to clearance where required)?	Pre-clearance required - all Transactions required to be checked with Compliance against Stop List and, where applicable, the 10% Shareholding List and related requirements	Large Transactions also required to be checked in relation to client trades with Compliance (with Dealers and/or Asset Class Heads)	Post trade reporting by broker or Staff member to Compliance required within 7 calendar days	Required holding period of 30 calendar days (but frequent trading discouraged for all instruments)

Derivatives (incl. Commodity)
Options (call/put)	Yes	Yes	Yes (unless based on a major equity liquid or bond index)	Yes	Yes (except for hedging)
Writing Uncovered Options (incl. options on currency and on interest rate)	No	N/A	N/A	N/A	N/A
Writing Covered Options (incl. options on currency and on interest rate)	Yes	Yes	Yes	Yes	Yes (except for hedging)
Futures (buying/selling)	Yes	Yes	Yes (unless based on a major liquid equity or bond index)	Yes	Yes (except for hedging)
Swaps (Equity, Credit, Interest Rate, Currency)	No	N/A	N/A	N/A	N/A
Contract for Differences or spread bets linked to a security, commodity or other financial instrument or index	Yes	Yes	Yes	Yes	Yes
Forward Interest Rate Agreements	No *	N/A	N/A	N/A	N/A
Warrants	Yes	Yes	Yes	Yes	Yes

Others
Spot and Forward FX, Gold and financial investments referencing gold	Yes	No	No	No	No
Financial investments referencing other physical commodities	Yes	Yes	Yes	Yes	Yes

* for hedging, please contact Compliance

** applies to all types of funds, including private equity funds, funds of funds and hedge funds of funds

For any other asset type not covered above, please contact Compliance.

4                      Local policies

Additional policies apply in respect of:

•                  Australia

•                  Brazil

•                  Hong Kong

•                  Japan

•                  Korea

•                  Luxembourg and Continental Europe

•                  Mexico

•                  Singapore

•                  Switzerland

•                  Taiwan

•                  United States of America

•                  UK Staff subject to US Code of Ethics